August 30, 2012

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Linda Cvrkel
Branch Chief
Division of Corporate Finance
Mail Stop 3561

Re:	Gaiam, Inc.
Form 10-K for the Year Ended December 31, 2011
Filed March 15, 2012
Form 10-Q for the Quarter Ended June 30, 2012
File No. 000-27517

Dear Ms. Cvrkel:

This letter is being filed on behalf of Gaiam, Inc. (the “Company’, “we”, “our”, or “us”) in response to comments received by the Company from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 17, 2012 with respect to the Company’s Annual Report on Form 10-K filed on March 15, 2012, and the Company’s Quarterly Report on Form 10-Q filed on August 9, 2012 with the Commission. The numbered paragraph and headings below correspond to the numbering and headings set forth in the comment letter. To assist in your review, the Staff’s comments are highlighted in bold below and are followed by the Company’s responses.

Form 10-K for the Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 27

1.	Please revise to disclose an estimate of your estimated capital expenditures for fiscal 2012.

Company Response: In response to the Staff’s comment, we will revise future filings to disclose an estimate of our expected capital expenditures for fiscal 2012.

Statement of Cash Flows, page 35

2.	We note that there is an $11.8 million cash outflow related to “deconsolidation of subsidiary” presented as part of the investing activities section on the statement of cash flows. Please explain to us the nature of this cash transaction.

Company Response: In response to the Staff’s comment, we advise the Staff that the $11.8 million cash outflow represents the cash balance held by our former solar subsidiary, Real Goods Solar, Inc. (“Real Goods Solar”), which was reported as part of our operations on our consolidated statements of operations, changes in equity, and cash flows for fiscal 2011, but deconsolidated from our consolidated balance sheet at December 31, 2011. We will revise future filings to better describe this cash outflow as “Deconsolidation of Real Goods Solar”.

Notes to the Financial Statements

Note 1. Organization, Nature of Operations, and Principles of Consolidation, page 36

3.	We note your disclosure that on December 31, 2011 you converted your Real Goods Solar (“RSOL”) Class B common shares, which had 10 votes per share, to RSOL Class A common shares, which have one vote per share. As a result of this conversion, your voting ownership interest decreased to 37.5% and you no longer have financial control of or make decisions about resources to be allocated to this investee, but retain significant financial influence. Please explain to us, and revise to disclose, why you converted your Class B common shares to Class A common shares. As part of your response and revised disclosure, please tell us if this conversion was in accordance with the original terms of the Class B common shares and tell us if any consideration was exchanged as a result of the conversion.

Company Response: In response to the Staff’s comment, we advise the Staff and will revise future filings to disclose that we converted our RSOL Class B common shares to RSOL Class A common shares in accordance with the terms of a Shareholders Agreement dated December 19, 2011 entered into with Riverside Renewable Energy Investments, LLC, the majority owner of Earth Friendly Energy Group Holdings LLC d/b/a Alteris Renewables, Inc. (“Alteris”) in connection with Real Goods Solar’s acquisition of Alteris and that no consideration was exchanged. A copy of the Shareholders Agreement is filed as Exhibit 10.4 to Real Goods Solar’s Form 8-K filed on December 21, 2012.

Note 9, Equity

Real Goods Solar (our 37.5% owned equity method investment)

4.	We note from the disclosure included on page 46 that on December 19, 2011, Real Goods Solar issued 8.7 million of its Class A common stock worth $21.6 million to acquire 100% of the equity interest in Earth Friendly Energy Holding Group LLC d/b/a Alteris Renewals, Inc. With regards to the shares issued in this transaction, please tell us and revise the notes to your financial statements to explain how the fair value of the 8.7 million shares issued in this transaction was determined. If a method other than the trading price of the Real Goods Solar shares on December 19, 2011 was used, please explain why you believe your methodology was appropriate.

Company Response: In response to the Staff’s comment, we advise the Staff and will revise future filings to disclose that the fair value of the 8.7 million shares issued in this transaction was based on the trading price of Real Goods Solar’s Class A common stock on June 21, 2011, the date that Real Goods Solar obtained control of Alteris through an Agreement and Plan of Merger dated June 21, 2011. We further advise the Staff that this portion of our accounting and reporting of this business combination was done in accordance with ASC 805-10-25-2(b) and 805-10-25-7.

Form 10-Q for Quarter Ended June 30, 2012

Notes to the Financial Statements

Note 4, Mergers and Acquisitions

5.	We note that the majority of the purchase price allocation related to the Vivendi Entertainment acquisition was allocated to accounts receivable. Please tell us and revise to disclose the gross contractual amounts receivable and the best estimate at the acquisition date of the contractual cash flows not expected to be collected. See guidance in ASC 805-20-50-1(b).

Company Response: In response to the Staff’s comment, we advise the Staff and will revise future filings to disclose that at the acquisition date the gross contractual amount receivable was $44.0 million, the estimated fair value was $25.1 million, and the best estimate of the contractual cash flows not expected to be collected was $18.9 million due to estimated sales returns.

6.	We note that in connection with the Vivendi Entertainment acquisition you allocated a portion of the purchase price to goodwill ($6,731) and other intangibles ($8,600). Please explain to us and revise to disclose that nature of the other intangibles acquired, how you determined or calculated the fair values attributable to these intangibles, and the useful lives assigned to each type of intangible asset.

Company Response: In response to the Staff’s comment, we advise the Staff and will revise future filings to disclose that the other intangibles are comprised entirely of customer relationships, the fair values of which were determined using traditional discounted future cash flows models, and that the useful lives assigned to these intangibles are 5 years, with each year’s amortized expense based on its estimated proportionate amount of the estimated total discounted future cash flows for these intangibles.

Note 12, Segment Information, page 11

7.	We note that the amounts recognized for “Loss from equity method investment in RSOL” exceed 10% of your total consolidated segment contribution loss in both the three months ended June 30, 2012 and the six months ended June 30, 2012. In accordance with the guidance in ASC Topic 280-10-55-2, please note that equity method investees can be considered an operating segment for segment reporting purposes if their operating results and performance are reviewed by a chief operating decision maker (CODM) for such purposes as evaluating whether or not to retain the investor-investee relationship. It is unclear to us due to the significance of this amount to contribution loss and to net loss attributable to Gaiam, Inc., why you do not report this equity method investment as a separate reportable business segment. Specifically, as this amount represents your share of earnings, which is net of the costs and expenses of this entity, the significance of these amounts should be measured against a similar and consistent performance measure, such as segment contribution (loss)/profit, which is also net of costs and expenses. We refer you to the quantitative threshold guidance in ASC Topic 280-10-50-12 for reporting separate operating segment information. Please explain to us why you do not believe it is appropriate to present your equity method investment in RSOL as a separate reportable segment, or alternatively, please revise your notes to the financial statements as appropriate.

Company Response: In response to the Staff’s comment, we advise the Staff that Real Goods Solar’s operating results and performance are not regularly reviewed by our chief executive officer or any other Gaiam CODM in order to make decisions about resources to be allocated to this investment or assess its performance. Additionally, the on-going performance of Real Goods Solar is not a factor currently being considered by us for purposes of evaluating whether to retain this investor-investee relationship. Therefore, we do not believe it is appropriate to present our equity method investment in Real Goods Solar as a separate reportable segment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 13

Three Months Ended June 30, 2012 Compared to Three Months Ended June 30, 2011, page 15

8.	We note your disclosure that cost of goods sold in the business segment increased $3.7 million during the second quarter of 2012 and as a percentage of net revenue, decreased during the second quarter of 2012 primarily due to a shift in product sales mix resulting from the Gaiam Vivendi Entertainment business that has no cost of goods sold. Please explain to us in detail and revise to disclose why this business does not have any cost of goods sold attributable to the revenue it generates.

Company Response: In response to the Staff’s comment, we advise the Staff and will revise future filings to disclose in our significant accounting policies that we recognize distribution fees from our Gaiam Vivendi Entertainment business and certain other media distribution arrangements on a net revenue basis. We do not take title to the related product sold as the inventory is owned by the studio or content producers and sold by us under distribution agreements.

Forms 8-K furnished August 9, 2012 and May 9, 2012

9.	We note that you utilize the non-GAAP financial measure of Adjusted EBITDA in your press release furnished in your Form 8-K. We further note that you have reconciled Adjusted EBITDA to the GAAP measure loss from operations. Please note that because you use Adjusted EBITDA as a performance measure, the measure should be reconciled to net income as presented in the statement of operations under GAAP. Operating income would not be considered the most directly comparable GAAP financial measure because Adjusted EBITDA make adjustments for items that are not included in operating income. Please revise future filings accordingly.

Company Response: In response to the Staff’s comment, we will revise future filings to provide a reconciliation of net income as presented in our statement of operations under GAAP to the non-GAAP measurement Adjusted EBITDA.

With respect to the preceding responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and your assistance in helping us to comply with the applicable disclosure requirements and to enhance our overall filing disclosures. Should you have any further questions or suggestions, or need additional information, please do not hesitate to contact me at (303) 222-3782.

Regards,

/s/ Stephen J. Thomas
Stephen J. Thomas
Chief Financial Officer

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